Via Facsimile and EDGAR

May 18, 2007

Linda Cvrkel
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: RG America, Inc. - Response to SEC Comment Letter dated March 29, 2007
Form 10-KSB for the year ended December 31, 2005
Form 10-QSB for the quarter ended March 31, 2006
Form 10-QSB for the quarter ended September 30, 2006
File No. 333-80429

Dear Ms. Cvrkel,

We are in receipt of your letter dated March 29, 2007 in relation to the above referenced item. We appreciate the opportunity to respond to the comments and also the assistance provided by the comments towards enhancing our filings in accordance with applicable disclosure requirements. Please find below our response to the each of the comments.

Form 10-KSB for the Fiscal year Ended December 31, 2005.

Note 1. History and Nature of Business, page 9
Note 8. Acquisitions, Page 19

1.

We note your comment related to the 250,000 stock option grant to Mr. Yates and respond as follows:

We apologize for our September 22, 2006 incorrect response to your comment number two included in the July 27, 2006 comment letter. You are correct in that the $843,750 related to the 1,875,000 restricted shares issued to Mr. Yates as a component of the $750,000 purchase price consideration. The 250,000 stock options were issued in connection with Mr. Yates employment agreement at a strike price of $0.912 per share and in accordance with SFAS No. 123, we utilized the Black-Scholes method to determine the valuation for the options. As a result of our evaluation, we determined that the option valuation was $102,674, which was to be amortized as pro forma stock compensation expense over the vesting period of such options, and included the appropriate pro forma compensation expense in footnote 3, stock-based compensation, in our Form 10-K for the year ended December 31, 2005.

In September 2006, we made the decision to accelerate the vesting of its employee stock options to simplify the accounting requirements related to SFAS No. 123(R). As a result, we recorded $252,320 to stock compensation expense for all option unamortized stock-based compensation, including options held by Mr. Yates, and the offset was recorded to additional paid in capital. In addition, as result of the accelerated vesting of employee stock options, we expensed the remaining balance of $714,093 of deferred stock compensation. We will adjust future filings to provide the nature and terms of all stock option grants and how they were valued, and have done so in our Form 10-K for the year ended December, 31 2006.

Note 5, Marketable Securities and Notes Receivable, page 18

2.

We note your comment related to 700,000 shares of common stock received for providing consulting services and respond as follows:

We entered into a consulting agreement with MBI Financial, Inc. (“MBI”) in December of 2005 that stipulated RG would provide certain consulting services to MBI over a twelve month period and in exchange, RG would receive 700,000 shares of MBI common stock. At that time, MBI stock was not publicly trading and was in the process of completing a reverse merger with Local Telecom Systems, Inc. to become a public company, and hence to value such shares, we utilized a recent private placement completed by MBI valued at $1.25 per share. In December 2005, the stock that was to be received was valued at $875,000 and was recorded as accounts receivable and deferred revenue, to be recognized as revenue straight-line over the twelve month consulting period. After an evaluation, we determined it was appropriate to value the revenue to be recognized based on the common stock to be received as it had the most readily determinable value.

Since the consulting agreement was executed in December 2005, 1/12th (one month) of the deferred revenue was recognized in fiscal 2005, and 25% in each of the quarters ended March 31, 2006 and June 30, 2006. MBI’s common stock commenced trading in the middle of 3Q06 and subsequently, we received the common stock in early October 2006. The common stock had a market value of $0.26 on September 30, 2006, worth a total valuation of $182,000.

The applicable guidance for such common stock receivable / revenue is EITF 00-8, Accounting by a Grantee for an Equity Instrument to Be Received in Conjunction with Providing Goods or Services. The following paragraph 4 relates to measurement of such stock for revenue purposes:

4. The Task Force reached a consensus on Issue 1 that the grantee should measure the fair value of the equity instruments using the stock price and other measurement assumptions as of the earlier of either of the following dates:

a. The date the parties come to a mutual understanding of the terms of the equity-based compensation arrangement and a commitment for performance by the grantee to earn the equity instruments (a "performance commitment")3 is reached

3 This Issue uses the term performance commitment in the context of the definition in Issue 96-18. That is, a performance commitment is a commitment under which performance by the grantee to earn the equity instruments is probable because of sufficiently large disincentives for nonperformance. The disincentives must result from the relationship between the grantor and the grantee. Forfeiture of the equity instruments as the sole remedy in the event of the grantee's nonperformance is not considered a sufficiently large disincentive for purposes of applying the guidance. In addition, the ability to sue for nonperformance, in and of itself, does not represent a sufficiently large disincentive to ensure that performance is probable. (The Task Force observed that a granting entity could always sue for nonperformance but that it is not always clear whether any significant damages would result.)

b. The date at which the grantee's performance necessary to earn the equity instruments is complete (that is, the vesting date).

The earlier of the above dates is hereafter referred to as the measurement date. [Note: See STATUS section.]

Accordingly, no performance commitment related to paragraph a. above existed and hence paragraph b. should be used as the measurement date.

For fiscal 2005 and for the six months ended June 30, 2006, we utilized the best FMV available to value such revenue, which was the most recent private placement completed by MBI to accredited investors, or $1.25 per share. Once the common stock became actively trading, the current market value of the common stock has been utilized to value revenue to be recognized during 3Q06 and 4Q06 as the necessary performance was completed.

As a result, revenue was recorded by us from such consulting agreement as follows:

Year ended December 31, 2005 - $72,917; Quarter ended March 31, 2007 - $218,750; Quarter ended June 30, 2007 - $218,750; Quarter ended September 30, 2007 - $45,500; Quarter ended December 31, 2006 (two months amortization remaining) - $30,333. Therefore, a total of $586,250 was recognized for the twelve month term of the consulting agreement.

No other than temporary adjustments in value have been recorded. The common stock is trading at $0.42 per share as of May 15, 2007, and therefore the total current value of such common stock held by us is $294,000 as of that date, with a corresponding unrealized loss of $292,250.

3.

We note your comment related to the nature of the relationship the Company has with MBI and the reasons why we provided a loan in the amount of $335,000 and respond as follows:

We confirm that future disclosures related to the above will be revised to be similar in detail as provided in our previous response to you.

Recent Developments, page 23
Note 9. Debt, page 23

4.

We note your comment related to a beneficial conversion feature and respond as follows:

Per our comment response, we evaluated the February 2006 modification to the Laurus restated security agreement in accordance with EITF No. 96-19 and No. 05-07, and determined that the modification resulted in a substantial change. As a result of your correspondence, we evaluated the new arrangement under EITF 00-27, and determined that there is a beneficial conversion feature of $638,258 related to the Minimum Borrowing Note that should have been recorded as a debt discount in February 2006, which would be amortized over the remaining life of the debt through October 2008. We advised you previously that the cumulative adjustment would be recognized within the financial statements for the nine months ended September 30, 2006 however, we neglected to make this adjustment as of September 30, 2006. However, we have made the cumulative adjustment in or financial statements for the year ended December 31, 2006.

The impact on the statement of operations is:

•	Decrease in net income of $29,458 for the three months ended March 31, 2006

•	Decrease in net income of $58,915 for the three months ended June 30, 2006 and $88,373 for the six months ended June 30, 2006

•	Increase in net loss of $58,915 for the three months ended September 30, 2006 and $147,348 for the nine months ended September 30, 2006.

However, there is no impact on basic or diluted earnings per share for either the three months ended March 31, 2006, June 30, 2006 or September 30, 2006. The impact on the statement of operations for the six months ended June 30, 2006, is a decrease in net income of $88,373 and would result in a decrease in basic and diluted earnings per share of $0.01. The impact on the statement of operations for the nine months ended September 30, 2006, is an increase in net loss of $147,348 and would result in a increase in basic and diluted loss per share of $0.01. The balance sheet impact for all three periods represents less than 4% of assets and we do not believe these differences are material to either of the quarterly reported earnings and balance sheets, and do not believe it impacts our trend of earnings or losses.

Note 16, Subsequent Events, page 31

5.

We note your comment related to the possibility of an EITF No. 96-19 issue, and respond as follows:

A substantial change did occur as a result of the beneficial conversion feature change, which as noted in Note 4 above has been recorded. The following paragraph is an excerpt from EITF 96-19:

“A modification or an exchange that affects the terms of an embedded conversion option, from which the change in the fair value of the embedded conversion option (calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification or exchange) is at least 10 percent of the carrying amount of the original debt instrument immediately prior to the modification or exchange.”

As the principal, interest and the maturity date did not change as a result of the amended and restated Laurus agreement, there were no differential in cash flows. Therefore, there is no gain or loss to be recorded related to the extinguishment as a result of the substantial change in accordance with EITF 96-19.

Form 10-QSB for the quarter ended September 30, 2006

Note 9, Related Party Transactions, page 17

6.

We note your comment related to our disclosure that in June 2006 various former and current officers forgave commissions dues and payable totaling $187,944:

The $187,944 was originally recorded to commission expense and accrued liabilities when the amounts were earned and became due and payable. Subsequently and as result of the forgiveness, we recorded a reduction to commission expense and accrued liabilities. We properly disclosed such accounting in our Form 10-K for the year ended December 31, 2006. Additionally, such officers are not principal owners of record or known beneficial owners of more than ten percent (10%) of the voting interests of the enterprise as defined in SAB Topic 5T and hence not applicable.

We appreciate the opportunity to respond to the Commission’s comments as related to our 10-KSB and 10-QSB filings as discussed above. We believe that the comments were informative and educational for meeting our disclosure requirements and will make every effort we can in the future to ensure that these requirements encompass the comments made. Additionally, we believe that no comment or our response above would provide a reader or investor with significantly better information to make a decision if the Form 10-KSB and 10-QSB were amended. We do believe that the comments and our responses above should be and will be incorporated into our future filings. Thank you for your consideration.

Sincerely,

s/s Bruce A. Hall
Bruce A. Hall
Chief Executive Officer